Exhibit 23

Consent of Independent Auditors

The Board of Directors

OM Group, Inc.:

We consent to the incorporation by reference in the registration statements (Registration Nos. 333-07531, 333-47230, 333-65852, 333-141033, 333-145238) on Form S-8 of OM Group, Inc. of our report dated October 12, 2011, with respect to the consolidated balance sheets of VAC Holding GmbH as of December 31, 2010 and 2009, and the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2010, which report appears in the Form 8-K of OM Group, Inc. dated August 2, 2011, as amended.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft
Frankfurt am Main, Germany
October 12, 2011